Exhibit 2

ELBIT VISION SYSTEMS LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, Elbit Vision Systems Ltd.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
Fax No: (04) 610-7626

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO ELECT four (4) directors for the coming year.	☐	☐	☐
2A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 2 TO APPROVE the remuneration terms and grant of options of Mr. Yossi Ran.	☐	☐	☐
2B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 2 TO APPROVE the remuneration terms and grant of options of Mr. Yossi Ran.	☐	☐	☐
3A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 3 TO RE-ELECT Ms. Orit Stav as an external director for an additional three-year term, commencing immediately following the termination of her initial three-year term on September 1, 2013.

	☐	☐	☐
3B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 3 TO RE-ELECT Ms. Orit Stav as an external director for an additional three-year term, commencing immediately following the termination of her initial three-year term on September 1, 2013.

	☐	☐	☐
4. To (i) ratify and approve the appointment of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants for the year ending December 31, 2012, and (ii) authorize the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

	☐	☐	☐

Signature:___________________________
Date:_________

NOTE:  Please mark date and sign exactly as the name(s) appear on this proxy.  If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.

ELBIT VISION SYSTEMS LTD. For the Annual General Meeting of Shareholders To Be Held On Monday April 29, 2013 at 4:00 p.m THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints Adrian Daniels and Avraham Ben-Zvi, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on April 29, 2013, at 4:00 p.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side